TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 October 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dw 10/21

Enc.

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 October 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Tabcorp increases and prices benchmark A$450 million 7 year MTN's

Tabcorp yesterday increased and priced its inaugural bond issue totalling A$450 million, which matures in 2011, with dual tranche Medium Term Notes from its combined Commercial Paper and Medium Term Notes program. The deal includes issuing A$385 million fixed rate notes and A$65 million floating rate notes.

The deal was initially launched with a volume of A$400 million and was upsized by an additional A$50 million as a result of substantial investor demand. Pricing was at the tighter end of the marketed pricing range and is believed to be the largest BBB+ issue into the Australian debt capital markets.

Tabcorp recently completed the acquisition of Tab Limited in NSW, reinforcing its position as Australia's premier gambling and entertainment group and one of the largest gambling companies in the world. The company is operationally and geographically diversified with each of Tabcorp's businesses generating strong and stable cash flows.

The issuer is Tabcorp Investments No. 4 Pty Ltd, and the issue will carry the benefit of a guarantee from Tabcorp's guarantee group. The program has been rated BBB+ by Standard & Poor's, with all issuance under this program carrying this rating.

The level of demand and the pricing achieved is a solid endorsement by debt investors of Tabcorp's sound credit story. A comprehensive roadshow was undertaken prior to the issue and its ongoing relationship with domestic noteholders is important for future issuance.

Tabcorp Holdings Limited is rated BBB+ negative outlook by Standard & Poor's. The issuer, Tabcorp Investments No 4 Pty Ltd, is a wholly owned subsidiary of Tabcorp Holdings Limited.

The final issue details are as follows:

Fixed rate tranche:

Instrument:	A$ fixed rate medium term notes
Issue amount:	A$385 million
Margin to swap (mid):	+ 73 basis points
Margin to CGL (5.75% 15/06/11):	+ 115.5 basis points
Yield:	6.59%
Coupon:	6.50%
Maturity date:	13 October 2011

Floating rate tranche:

Instrument:	A$ floating rate notes
Issue amount:	A$65 million
Margin:	90 day BBSW + 73 basis points
Coupon:	90 day BBSW + 73 basis points
Maturity date:	13 October 2011

Settlement is for Wednesday, 13 October 2004.

Westpac Institutional Bank acted as the Sole Lead Manager and ANZ Investment Bank and National Australia Bank were Co-Managers on the issue.

Contacts:

David Elmslie
Chief Financial Officer
Tabcorp
Tel: (03) 9868 2195

Bruce Tobin
General Manager Public Affairs
Tabcorp
Tel: (03) 9868 2508

Louise Corson
Associate Director, Corporate Securities
Westpac Institutional Bank
Tel: (02) 9284 9140
lcorson@westpac.com.au

Chad Karpes
Senior Assocate, Syndicate
Westpac Institutional Bank
Tel: (02) 9284 9185
ckarpes@westpac.com.au

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 October 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Share Sale Facility

Tabcorp has today announced the implementation of a share sale facility under which eligible holders of 200 Tabcorp shares or less will be able to sell those shares without incurring any brokerage costs.

All Tabcorp shareholders who are eligible to participate in the facility will receive a letter from Tabcorp advising them of their eligibility and providing them with the necessary terms and conditions and instruction forms. Copies of pro forma versions of the relevant documents will be lodged with the Australian Stock Exchange prior to being despatched to eligible shareholder (which is expected to be in the week commencing 11 October 2004).

Eligible shareholders who wish to participate in the facility will need to submit their completed instruction form by 5.00 pm on 26 November 2004.

Peter Caillard
Company Secretary
Tabcorp Holdings Limited